EXHIBIT B

RESOLUTIONS OF BOARD OF TRUSTEES OF MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized, empowered and directed to prepare, execute and submit for filing with the Securities and Exchange Commission an application for an order of exemption (the “Exemptive Application”), and any amendments thereto, which would allow the Fund to, among other things: offer multiple classes of shares of a closed-end fund, whereby such Exemptive Application shall be filed under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order granting exemptions from Sections 18(c) and 18(i) of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate, all as more fully described in the Exemptive Application; and further

Resolved, that the appropriate officers of the Fund be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.